UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

PENGRAM CORPORATION
(Name of Registrant as Specified in its charter)

NEVADA	000-52626	68-0643436
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

1200 Dupont Street, Suite 2J
Bellingham, WA 98225
(Address of principal executive offices)

(360) 255-3436
Issuer's telephone number

N/A
(Former name, former address and former fiscal year, if changed since last report)

PENGRAM CORPORATION

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND
NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF PENGRAM CORPORATION

GENERAL

This Information Statement is being mailed commencing on or about April 22, 2008 by Pengram Corporation (the "Company") to holders of record of the Company's voting stock, common stock, par value $0.001 per share in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1.

On April 21, 2008, Bernie J. Hoing, the President, Secretary, Treasurer and the sole director of the Company, entered into a Share Transfer Agreement with Richard Donaldson (the “Share Transfer Agreement”). Under the terms of the Share Transfer Agreement, Mr. Hoing has agreed to sell 8,000,000 shares of the Company’s common stock to Mr. Donaldson and, in consideration of which, Mr. Donaldson has agreed to pay $8,000, being $0.001 per share, to Mr. Hoing (the “Share Transfer”).

Upon closing of the Share Transfer, it is anticipated that Mr. Donaldson will replace Mr. Hoing as the President, Secretary, Treasurer and sole director of the Company. The resignation of Mr. Hoing and the appointment of Mr. Donaldson will not be effective until at least 10 days have passed after this Information Statement is mailed or delivered to all the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES OF THE COMPANY

As of April 21, 2008 (the “Record Date”), there were 14,999,048 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of the Record Date by: (i) each of the Company’s directors and each of the Company’s named executive officers as defined under Item 402(m)(2) of Regulation S-K; (ii) the Company’s named executive officers and directors as a group; and (iii) each person (including any group) known to the Company to own more than 5% of any class of the Company’s voting securities. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)
Security Ownership of Management
Common Stock	Bernie J. Hoing President, Secretary, Treasurer and Director 1200 Dupont Street, Suite 2J Bellingham, Washington	8,850,010 Direct	59.0%
Common Stock	All Officers and Directors as a Group (1 person)	8,850,010	59.0%
Security Ownership of Certain Beneficial Owners
Common Stock	Bernie J. Hoing President, Secretary, Treasurer and Director 1200 Dupont Street, Suite 2J Bellingham, Washington	8,850,010 Direct	59.0%
Common Stock	Richard Donaldson P.O. Box 230, Tower Plaza Leeward Highway, Providenciales Turks & Caicos Islands BWI	8,000,000(2) Direct	53.3%

Notes
(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding. As of April 21, 2008 (the “Record Date”), there were 14,999,048 shares of the Company’s common stock issued and outstanding.

(2)	Those shares noted as being beneficially owned by Richard Donaldson represent those shares that Mr. Donaldson will acquire upon closing of the Share Transfer.

CHANGES IN CONTROL

Upon completion of the Share Transfer, Mr. Donaldson will own 53.3% of the issued and outstanding shares of the Company. As a result, there will be a change in control of the Company.

Upon closing the Share Transfer, it is anticipated that Mr. Donaldson will replace Mr. Hoing as the President, Secretary, Treasurer and sole director of the Company. The appointment of Mr. Donaldson and the resignation of Mr. Hoing will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14f-1 of the Exchange Act and Rule 14f-1 promulgated thereunder.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position(s)
Bernie J. Hoing (current)	44	President, Secretary, Treasurer and Director

Richard Donaldson (proposed)	69	President, Secretary, Treasurer and Director

Set forth below is a brief description of the background and business experience for at least the past five years of each of the listed executive officers and directors.

Bernie J. Hoing is the President, Secretary, Treasurer and the sole director of the Company and has served in those capacities since inception. Currently, Mr. Hoing has also served as the president of Elmwood Home Ltd., a private company that is engaged in the construction business. From 1994 to 2000, Mr. Hoing was the general manager of Tozai Construction Ltd., based in Kobe, Japan. Mr. Hoing provides his services on a part-time basis as required for our business. Mr. Hoing presently commits approximately 30% of his business time to our business

Richard Donaldson. Mr. Donaldson is a self employed business consultant, involved in corporate management reorganizations, mergers and acquisitions for over 25 years. Mr. Donaldson is a former director and officer of numerous private and public companies, including Noront Resources Ltd., Aiviv Ventures Inc., Cherokee Mienrals Corp., Canzona Minerals, Inc. and Renox Creek Petroleum Corp.

TERMS OF OFFICE

The Company’s directors are appointed for one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

LEGAL PROCEEDINGS INVOLVING DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following parties has, during the last fiscal year, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;

  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters; and
  Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

On June 13, 2006, the Company issued 9,000,000 shares of common stock to its sole executive officer and sole director, Bernie J. Hoing, at a price of $0.001 per share. The shares were issued pursuant to Section 4(2) of the Securities Act and are restricted shares as defined in the Securities Act.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (the “Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. The Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

DIRECTOR INDEPENDENCE

The Company’s common stock is quoted on the OTC Bulletin Board interdealer quotation system, which does not have director independence requirements. Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. As such, the Company’s sole director, Bernie J. Hoing, cannot be classified as independent directors under this definition.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES

The Company does not have standing audit, nominating or compensation committees of its Board of Directors. As such, the Company’s entire Board of Directors performs these functions. The Company does not have charters for any of the above committees.

MEETINGS OF DIRECTORS

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth total compensation paid to or earned by our named executive officer as that term is defined in Item 402(m)(2) of Regulation S-K, during the fiscal year ended November 30, 2007

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards	Option Awards	Non- Equity Incentive Plan Compen- sation	Non- qualified Deferred Compen- sation Earnings	All Other Compen- sation ($)	Total ($)
Bernie J. Hoing CEO, CFO, President, Secretary, Treasurer and Director	2007	-	-	-	-	-	-	$33,600	$33,600

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The Company has not granted any equity awards since its inception.

EMPLOYMENT CONTRACTS

The Company does not have any arrangements pursuant to which its directors are compensated for any services provided as a director or for committee participation or special assignments. The Company has no significant employees other than its sole officer and director. Mr. Hoing provides management services to the Company in consideration of a management fee of $2,800 per month commencing August, 2006. The services are provided on a month to month basis with no formal agreement. Effective January 1, 2008, Bernie J. Hoing agreed to cease charging the management services fee of $2,800 per month to the Company.

The Company conducts its business through agreements with consultants and arms-length third parties. Currently, the Company has no formal consulting agreements in place. The Company has a verbal arrangement with the consulting geologist currently conducting the exploratory work on the Spelter Claim. The Company pays to this geologist the usual and customary rates received by geologists performing similar consulting services.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS
PENGRAM CORPORATION
Dated: April 22, 2008
/s/ Bernie J. Hoing
BERNIE J. HOING
President, Secretary, Treasurer and Director